As filed with Securities and Exchange Commission on October 30, 1997

                                                       Registration No. 2-66073

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM N-1A

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      / X /

                      POST-EFFECTIVE AMENDMENT NO. 22                  / X /

                                       and

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  / X /

                             AMENDMENT NO. 22                          / X /

                             NRM INVESTMENT COMPANY
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)


                            Rosemont Business Campus
                             Suite 112, Building 3
                               919 Conestoga Road
                          Rosemont, Pennsylvania 19010
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                  Registrant's Telephone Number:   (610) 525-0904

                John H. McCoy, President, NRM Investment Company
                            Rosemont Business Campus
                             Suite 112, Building 3
                               919 Conestoga Road
                          Rosemont, Pennsylvania 19010
                     ---------------------------------------
                     (Name and Address of Agent for Service)

 It is proposed that this filing will become effective (check appropriate box)

     _______   immediately upon filing pursuant to paragraph (b)
     _______   on [date] pursuant to paragraph (b)
     ___X___   60 days after filing pursuant to paragraph (a)(1)
     _______   on [date] pursuant to paragraph (a)(1)
     _______   75 days after filing pursuant to paragraph (a)(2)
     _______   on [date] pursuant to paragraph (a) of Rule 485

                       DECLARATION PURSUANT TO RULE 24f-2

The Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Section (a) (1) of Rule 24f-2. The Rule 24f-2 Notice for the Registrant's fiscal year ending August 31, 1997 was filed on October 30, 1997, and the notice for the current fiscal year ending August 31, 1998 will be filed no later than October 30, 1998.


================================================================================

                              CROSS REFERENCE SHEET
                              ---------------------


       Form N-1A Part A Item                   Prospectus Caption
       ----------------------------------------------------------

       1.   Cover Page.........................Cover Page

       2.   Expenses of the Company............Expenses of the Company

       3.   Financial Highlights...............Financial Highlights

       4.   General Description
             of Registrant.....................Cover Page;
                                               Investment Objective;
                                               Risk Factors;
                                               Investment Restrictions;
                                               Taxes; The Company and
                                               its Common Stock;

       5.   Management of the Fund.............Management of the
                                               Company; Transfer Agent
                                               Management's Discussion
                                               of Fund Performance

       6.   Capital Stock and
             Other Securities..................Purchase of Shares;
                                               Redemption of Shares;
                                               Dividends; Taxes; The
                                               Company and its Common
                                               Stock; Miscellaneous

       7.   Purchase of Securities
             Being Offered.....................Net Asset Value; Pur-
                                               chases of Shares

       8.   Redemption or Repurchase...........Redemption of Shares

       9.   Pending Legal Proceedings..........Pending Legal Proceedings

                             NRM INVESTMENT COMPANY
                            Rosemont Business Campus
                          Rosemont, Pennsylvania 19010


         NRM Investment Company (the "Company") is a no-load, open-end, diversified investment company which seeks interest income exempt from federal income taxes by investing one half or more of all of its assets in tax-exempt obligations with maturities generally not exceeding twenty years from date of purchase, and by investing up to one half of its assets in non-exempt obligations, or common or preferred shares. An additional consideration respecting all investments is preservation of capital.

         This Prospectus sets forth concisely the information about the Company that a prospective investor ought to know before investing. Investors should read this Prospectus and retain it for future reference.

         Additional information about the Company, contained in a Statement of Additional Information, has been filed with the Securities and Exchange Commission and is available upon request without charge by writing to the Company at its address. The Statement of Additional Information bears the same date as this Prospectus and is incorporated by reference in its entirety into this prospectus.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         No person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offering by the Company in any jurisdiction in which such offering may not lawfully be made.

                                December 30, 1997



                                TABLE OF CONTENTS




                                                                   PAGE

       Expenses of the Company...................................    2
       Financial Highlights......................................    3
       Investment Objective......................................    4
       Risk Factors..............................................    7
       Investment Restrictions...................................    8
       Net Asset Value...........................................    9
       Purchase of Shares........................................    9
       Redemption of Shares......................................    9
       Dividends.................................................   10
       Taxes.....................................................   11
       Management of the Company.................................   13
       Management's Discussion of Fund Performance...............   14
       The Company's Common Stock................................   16
       Transfer Agent............................................   16
       Pending Legal Proceedings.................................   16
       Miscellaneous.............................................   17
       Application form..........................................   18

                             EXPENSES OF THE COMPANY
                             -----------------------

Annual Fund Operating Expenses
(as a percentage of average net assets)
     Management Fees                                  .06%

     Other Expenses                                   .31%

Total Fund Operating Expenses                         .37%

The following example, based upon the Company's fiscal year ending August 31, 1997* illustrates the expenses that you would pay on a $1,000 investment over various time periods assuming a 5% annual rate of return, whether or not there is a redemption at the end of each time period. (The Company charges no sales loads, exchange fee or redemption fees of any kind.)

   One Year       Three Years      Five Years       Ten Years

      $4              $12             $21             $48

* This example should not be considered a representation of past or future expenses or performance. Actual expenses may be greater or less than those shown.

         The purpose of the foregoing table is to assist the investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly. A more complete description of management fees is included in the prospectus under "MANAGEMENT OF THE COMPANY."

         "Other expenses" include fees for custodian, legal, other professionals, and the directors; insurance; capital stock tax; and miscellaneous expenses. Such expenses are expected to recur without significant change. An exception applies to legal fees which are significantly higher during periods of litigation. Also, recoveries against the Company are considered extraordinary expenses and are not included in "Other Expenses." During the fiscal year ending August 31, 1996, the Company, in addition to legal fees, accrued $111,000, or .65% of fiscal 1996 average net assets to settle certain environmental litigation. During fiscal 1997 it accrued an additional $34,000 on the same claim. Had the additional accrual been included in "Other Expenses," for fiscal 1997, such expenses would have been .57% instead of .37% of average net assets. See "PENDING LEGAL PROCEEDINGS" for a description of the litigation which gave rise to the fiscal 1996 and 1997 accruals.

                              FINANCIAL HIGHLIGHTS

         The following financial highlights present information about the investment results of the Fund on a per share basis. The financial highlights have been audited by Beard & Company, Inc. independent auditors, for the year ended August 31, 1997 and 1996 and by Ernst & Young, LLP for each of the year ended August 31, 1988 through August 31, 1995 appear, whose reports thereon in the NRM Investment Company annual report which may be obtained from the Company's offices. The following data should be read in conjunction with the financial statements, (including the audit report) related notes, and other financial information incorporated by reference in the Statement of Additional Information.


                                                                 Year Ended August 31

                               1997      1996      1995      1994     1993       1992     1991       1990      1989      1988
                               ----      ----      ----      ----     ----       ----     ----       ----      ----      ----
PER SHARE DATA
(for a share outstanding
throughout the indicated
year)

Net asset value:
Beginning of year             $3.933    $3.964    $3.909    $4.022   $3.540     $3.488    $3.635     $3.835    $3.767    $3.949

Income from operations:
  Net investment income         .221      .210      .237      .229     .453       .265      .059       .157      .278      .284
  Net realized and
  unrealized gain (loss)
  on investments                .041     (.004)     .056     (.115)    .137       .055      .051      (.065)     .084     (.138)
                              ------    ------    ------    ------   ------     ------    ------     ------    ------    ------
Total from investment           .262      .206      .293      .114     .590       .320      .110       .092      .362      .146
  operations

Less distributions:
  Dividends from net
   investment income           (.221)    (.210)    (.237)    (.227)   (.108)     (.265)    (.059)     (.157)    (.278)    (.298)
  Distribution in
   excess of net
   investment income           (.006)    (.027)    (.001)      -0-      -0-      (.003)    (.198)     (.135)    (.016)    (.030)
                              ------    ------    ------    ------   ------     ------    ------     ------    ------    ------
 Total distributions           (.227)    (.237)    (.238)    (.227)   (.108)     (.268)    (.257)     (.292)    (.294)    (.328)
                              ------    ------    ------    ------   ------     ------    ------     ------    ------    ------
Net asset value,
 end of year                  $3.968    $3.933    $3.964    $3.909   $4.022     $3.540    $3.488     $3.635    $3.835    $3.767
                              ======    ======    ======    ======   ======     ======    ======     ======    ======    ======


TOTAL RETURN                    6.71%     5.11%     7.52%     2.79%   16.69%      9.08%     3.00%      2.69%    10.29%     3.57%

RATIOS\SUPPLEMENTAL DATA
Net assets, end
of year (in
thousands)                   $17,015    16,847    16,982    16,745   17,636     15,260    15,659     16,268    17,094    16,723

Ratio of expenses to
to average net assets            .57%     1.02%      .37%      .49%    5.03%       .81%     6.04%      3.90%      .52%      .26%

Ratio of net invest-
ment income to average
  net asets                     5.56%     5.24%     6.08%     5.77%   11.93%      7.25%     1.54%      4.07%     7.28%     7.41%

Portfolio turnover
  rate                         28.98%     6.24%    22.73%    13.56%  40.06%      64.84%   101.88%     46.10%    18.81%    37.78%



*See note 3 on following page

Notes to "Expenses of the Company" on the preceding page.
---------------------------------------------------------


     1. On December 11, 1990 the Company discontinued using Rittenhouse Financial Services, Inc. as its investment advisor and on January 2, 1991 employed Morgan Grenfell Capital Management, Inc. On November 27, 1992 the Company discontinued Morgan Grenfell Services and on December 9, 1992 resumed using Rittenhouse Financial Services, Inc. as its advisor. See "Management of the Company" for information about Rittenhouse Financial Services, Inc.

     2.   There were no distributions from realized capital gains in any year.

     3. Expenses for 1993 were reduced by $950,000 as a result of the settlement of environmental litigation at an amount less than anticipated and provided for in prior years.


                              INVESTMENT OBJECTIVE
                              --------------------


         The Company is a no-load, open-end, diversified investment company, whose objectives are, in respect to one half or more of all of its assets, to preserve capital and seek a high level of interest income exempt from federal income taxes; and in respect to amounts less than one half of all of its assets, to preserve capital and seek income and gains from purchasing non-exempt obligations or common or preferred shares generating taxable income, and which, in view of the Company are undervalued at the time of purchase. Except as limited by (a) the foregoing objectives, (b) the foregoing proportions for exempt and non-exempt securities, (c) express limitations under the "INVESTMENT RESTRICTIONS" part of this prospectus, (d) the "Investment Objective and Policies" part of the Statement of Additional Information, and (e) applicable provisions of the Internal Revenue Code and the Investment Company Act, the Company's Board of Directors shall be unrestricted in purchasing or selling securities. There can be no assurance that the Company's objectives will be achieved. The investment objectives of (a) through (d) above may not be changed without a vote of the holders of a majority of the outstanding shares of the Company (as defined in "Miscellaneous"). The restrictions in (e) and part of (c) are fixed by statute.

Municipal Bonds - Currently Available Securities
------------------------------------------------

         As above, the Company intends to invest no less than one half of all of its assets in debt obligations issued by or on behalf of states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies, instrumentalities or authorities ("Municipal Bonds"), the interest from which, in the opinion of counsel to the issuer, is exempt from federal income tax. The Company presently intends to invest in long-term obligations with maturities generally less than twenty years from date of purchase, but such obligations will not necessarily be held until maturity. Generally, Municipal Bonds with longer maturities tend to produce higher yields and are subject to greater market fluctuations as a result of changes in interest rates than are Municipal Bonds with shorter maturities and lower yields.

         The two principal classifications of Municipal Bonds are "general obligation" and "revenue" or "special obligation" bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue or special obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as from the user of the facility being financed. Private activity bonds (formerly industrial development bonds) are in most cases revenue bonds and do not generally constitute the pledge of the credit or taxing power of the issuer of such bonds. Consequently, the credit quality of such private activity bonds is directly related to the credit standing of the corporate user of the facility involved. The portfolio may also include "moral obligations" bonds which are normally issued by special purpose public authorities. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of such bonds becomes a moral commitment but not a legal obligation of the state or municipality in question.

Municipal Bonds - When Issued Securities
----------------------------------------

         The Company may purchase Municipal Bonds on a "when-issued" or delayed delivery basis for delivery at a future, specified date at a stated price and yield. The Company would generally not pay for such securities or start earning interest on them until they are received. The Company records when-issued securities as an asset on the date of the purchase commitment. Thereafter the securities are subject to changes in value based upon changes in the general level of interest rates. To the extent that the Company remains substantially fully invested at the same time that it has purchased "when-issued" or delayed delivery securities, as it would generally do, there will be greater fluctuations in its net assets than if the Company set aside cash to satisfy its purchase commitment. The Company does not intend to purchase "when-issued" or delayed delivery securities for speculative purposes but only in furtherance of its investment objective.

         If the Company sells a "when-issued" or delayed delivery security before delivery, any gain or loss would not be tax-exempt. When the Company engages in "when-issued" or delayed delivery transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in the Company incurring a loss or missing the opportunity to obtain a price considered to be advantageous.

Common and Preferred Shares
---------------------------

         The Company, as above, may make investments of less than one half of all of its assets in common or preferred shares selected by the Company. Normally the shares will pay taxable dividends; however, in order to achieve capital appreciation, the Company may invest in shares of companies which do not pay dividends on a current basis.

         Shares will normally be purchased for investment and not for short term trading purposes. However, such shares will be sold whenever the Company determines that it is no longer compatible with the objectives and purposes of the Company. There can be no assurance that the purchases, individually or as a group, will produce either income or gain. The shares are subject to market conditions which change frequently and cannot be predicted with accuracy.

Other Investments
-----------------

         As a temporary investment or to maintain liquidity, the Company also may hold a portion of its assets in cash or invest in any one or a combination of the following: investment grade debt securities; money market instruments, maturing, in 12 months or less, such as domestic bank certificates of deposit (of domestic banks which are insured by the Federal Deposit Insurance Corporation and have total assets at the time of purchase of $1.5 billion); obligations of, or guaranteed by, the United States Government and its agencies and instrumentalities; tax-exempt commercial paper and municipal funds (subject to investment restrictions); and repurchase agreements entered into with domestic banks where the underlying securities are any of the foregoing.

         In purchasing and selling municipal bonds, common and preferred shares, or other investments, the Company's Board of Directors will not be restricted except as previously set forth in this Prospectus and in the Statement of Additional Information.

                                  RISK FACTORS
                                  ------------

         Generally the risks associated with the Company's investments in tax free obligations involve the financial conditions of the state or municipal issuers. Changes in economic conditions or the policies of the issuers could have a significant effect upon the value of the securities which the Company owns. Further, market rates of interest have a direct bearing upon the value of the Company's securities regardless of the status of the issuers.

         The investments the Company makes other than in tax free bonds will be subject to all of the market risks generally associated with conditions within the issuer, within the issuer's industry, or within the economy as a whole. Although the Company will purchase only such investments as the advisor believes to be undervalued, there is no certainty that this objective will be met.

         An additional risk is the remaining liability of the Company itself for activities it conducted before it became an investment company. As shown under the heading of PENDING LEGAL PROCEEDINGS, an investigation involving environmental issues is pending with respect to the Company's activities when it was an operating steel processing plant. There were like proceedings in the past, settled or sucessfully resisted. It is believed that the pending proceeding is likewise resolved as explained under the referenced heading. The Company accrued amounts for the settlement which decreased the net asset value of the fund and accordingly, the share value of the investor. Although management is unaware of other enviromental matters involving the Company, there can be no, assurance that such matters and issues developing therefrom will not arise in the future.


                             INVESTMENT RESTRICTIONS
                             -----------------------


         Certain of the following investment restrictions are fixed by statute; others may not be changed without the approval of the holders of a majority of the Company's outstanding voting securities.

         The Company may not:

         (1) Purchase any security of any issuer if as a result more than 5% of the value of its assets would be invested in the securities of that issuer, except that up to 25% of the Company's assets may be invested without regard to this limitation;

         (2) Borrow money except from banks for temporary purposes and then in amounts not in excess of 10% of the value of the Company's assets at the time of such borrowing; or mortgage, pledge or hypothecate any assets except in connection with any such borrowing and in amounts not in excess of the lesser of the dollar amounts borrowed or 10% of the value of the Company's assets at the time of such borrowing. (This borrowing provision is not for investment leverage, but to facilitate management of the portfolio where the liquidation of portfolio securities is deemed to be disadvantageous or inconvenient.);

         (3) Purchase the securities of any other investment company except as part of a merger, consolidation, or reorganization or purchase of assets approved by the Company's stockholders; provided, that the Company may purchase shares of any registered, open-end investment company if immediately after such purchase, the Company will not own more than 3% of the outstanding voting stock of any one investment company;

         (4) Knowingly invest more than 10% of the value of the Company's assets in securities with legal or contractual restrictions on resale;

         (5) Invest more than 25% of its total assets in securities of nongovernmental issuers engaged in related trades or businesses.

         The foregoing percentage limitations will apply at the time of the investment or other transaction and, except as provided in the next sentence, shall not be considered violated unless an excess or deficiency occurs immediately after and as a result of such investment or transaction. The Company will not permit its borrowing to exceed 10% of its assets at any time for more than three business days; should there be an excess of borrowing as a result of a decrease in the value of the portfolio, the Company shall repay such portion of the debt as is necessary to maintain the 10% ratio.

                                 NET ASSET VALUE
                                 ---------------

         The net asset value per share for purposes of both purchases and redemptions is determined by the Adviser as of the close of trading (4:00 p.m. New York City time) on each day on which the New York Stock Exchange is open for trading, other than a day during which no share was tendered for redemption and no order to purchase or sell a share was received. It is computed by dividing the value of all portfolio securities and other assets, less liabilities, by the number of shares outstanding on such date. Portfolio securities for which market quotations are readily available (other than debt securities maturing in 60 days or less) are valued at market value. Securities for which market quotations are not readily available are valued at their fair value by the Adviser under the supervision and responsibility of the Company's Board of Directors. Absent unusual circumstances, portfolio securities maturing in 60 days or less are normally valued at amortized cost.

                               PURCHASE OF SHARES
                               ------------------

         Those wishing to make purchases of the Company's shares may send a check and completed application (see the form attached to this prospectus) directly to Investors Trust Company, 2201 Ridgewood Road, #180, Wyomissing, PA 19610. Full and fractional shares will be purchased for the shareholder's account at the net asset value per share next computed after receipt of the order. Investments must be for at least one share and should be accompanied by the "stub" from a confirmation sent from the Company's transfer agent to the shareholder after each prior transaction. The Company imposes no sales charge on purchases of its shares.

                              REDEMPTION OF SHARES
                              --------------------

         The Company will redeem its shares at their net asset value next computed after the receipt of a written redemption request submitted in proper form. If certificates have been issued for the shares to be redeemed, the certificates must be either endorsed or accompanied by a stock power, signed exactly as the shares are registered. If certificates have not been issued, a signed stock power must accompany the request or the request itself must be in similar form. In either case, unless the redemption proceeds are less than $1,000, the signature(s) on the certificate(s), stock power(s) or request must be guaranteed by a member firm of a national securities exchange or a commercial bank. Additional documents may be required for shares redeemed by corporate, partnership or fiduciary accounts.

         Payment of the redemption proceeds will be made as soon as possible but in no event later than seven days after receipt of a redemption request in proper form, except under unusual circumstances as determined by the Securities and Exchange Commission, or during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), during which trading on the New York Stock Exchange is restricted, or for such other periods as the Securities and Exchange Commission may permit. The proceeds paid upon redemption may be more or less than the shareholder's cost, depending on the value of the Company's portfolio securities at the time of redemption. Redemption requests should be tendered to Investors Trust Company, 2201 Ridgewood Road, #180, Wyomissing, PA 19610. For purchase and redemption information call (610) 369-7287.


                                    DIVIDENDS
                                    ---------


         The Company normally distributes its investment company income quarterly and its capital gain net income at least annually.

         In calculating interest income, premiums on securities are amortized but discounts (except for original issue discounts) are not accreted. Dividend accruals are normally made as of the ex-dividend dates of companies in which the Company owns shares. In determining amounts of capital gain to be distributed, any capital loss carryovers from prior years will be offset against current capital gains.

         All distributions of net investment income and any capital gains paid by the Company will be paid by checks mailed to the shareholders, or by written request by a shareholder, will be reinvested in additional shares of the Company without sales charge at the net asset value per share as determined at the close of business on the payment date. Confirmation statements reflecting additional shares purchased through reinvestment of distributions will be mailed to all shareholders who do not receive their distributions in cash.


                                      TAXES
                                      -----

         The Company qualified for the fiscal year ended August 31, 1997 and intends to continue to qualify for and elect the special tax treatment afforded regulated investment companies under Subchapter M of the Internal Revenue Code. The Company will pay "exempt-interest" dividends of not less than 90% of its tax exempt net income which may be treated by the Company's shareholders as items of interest excludable from their gross income. The exempt interest treatment of the dividends to shareholders will continue for as long as the Company holds no less than 50% of its assets in securities exempt from Federal tax. As heretofore indicated the Company intends to invest more than 50% of its assets in securities the ordinary income from which is exempt from federal tax.

         Interest on newly issued Municipal Bonds, the proceeds of which are used to provide financing for persons other than states and local governmental units (such bonds sometimes referred to as "private activity bonds") will generally be tax exempt if certain requirements are met by the issuer, but for the most part in computing alternative minimum tax will be treated as an item of tax preference for individual and corporate shareholders; accordingly, it is anticipated that the Company, in purchasing new issues, will favor governmental operations bonds over private activity bonds.

         Any gain the Company recognizes on the disposition of exempt-interest securities it purchased or purchases after April 30, 1993 and which is attributable to accrued market discount will be taxed to the shareholders as ordinary income; the balance of the gain, if any, will be taxed to the Company or the shareholders as capital gain.

         Exempt-interest dividends may be taxable to investors under state or local law as dividend income even though all or a portion of such distributions may be derived from interest on tax-exempt obligations which, if realized directly, would be exempt from such income taxes. For Pennsylvania residents, an exclusion from Pennsylvania State personal taxable income is allowed for dividends or distributions received from the Company to the extent they were earned by the Company from Pennsylvania State and Local Government obligations.

         If a shareholder receives an exempt-interest dividend with respect to any share of the Company held for six months or less, any loss on the sale or exchange of such share shall be disallowed to the extent of the amount of the exempt-interest dividend. If a shareholder redeems any shares between dividend record dates, the amount of any undistributed interest income will be included in the net asset value per share and will increase the capital gain (or decrease the capital loss) realized by the shareholder upon redemption. Capital gains realized upon redemption are not exempt from federal income taxes.

         Although exempt interest dividends are excludable from shareholders' gross income, such dividends are taken into account in determining whether a portion of social security benefits will be subjected to income tax under
Section 86 of the Internal Revenue Code.

         Under the Code, interest on indebtedness incurred or continued to purchase or carry tax-exempt securities (which would in whole or in part include shares issued by the Company) will not be deductible by the borrower. Under procedures established by the Internal Revenue Service, a purpose to use borrowed funds to purchase or carry tax-exempt securities may be shown by either direct or circumstantial evidence. To the extent interest expense is incurred to purchase taxable investments, deductions therefore are generally limited to the amount of the net taxable investment income.

         Under the Code, corporate shareholders of the Company may be required to pay an alternative minimum tax based in part upon the difference between the shareholders' taxable income and its adjusted current earnings. In effect this may require a tax for corporate shareholders on exempt interest dividends.

         In addition to exempt interest dividends, the Company will pay dividends of at least 98% of the ordinary income it receives from investments generating taxable income on a calendar year basis; 98% of its capital gain net income (amounts, if any, in excess of current or carryover losses) for every year ending on October 31; and, 100% of any undistributed amounts of ordinary and capital gain income from the preceding calendar year.

         The foregoing is only a brief summary of some of the important tax considerations generally affecting the Company and its shareholders. No attempt is made to present a detailed explanation of the federal, state and local income tax treatment of the Company or its shareholders. This discussion is not intended as a substitute for careful tax planning. Accordingly, potential investors in the Company are urged to consult their tax advisors with specific reference to their own tax situations.

         In general, dividend record dates are set by the directors to occur on approximately the 23rd day of February, May, August and November. Shareholders will be advised annually within 60 days of the end of the Company's taxable year as to the federal income tax consequences of distributions made during such year, and will be similarly advised after the end of each calendar year.

                            MANAGEMENT OF THE COMPANY
                            -------------------------

         The business and affairs of the Company are managed by the Company's Board of Directors. The Company's by-laws provide for five directors and all positions are filled. Two of the directors serving, including George W. Connell, are "interested persons" within the meaning of that term under the Investment Company Act of 1940. The Statement of Additional Information contains the names of and the general background information concerning each director of the Company.

         From December 9, 1992 through July 15, 1997, Rittenhouse Financial Services Inc. (RFS) has served as the Company's investments advisor. RFS was organized in 1979 by Mr. Connell, a 1958 graduate of the University of Pennsylvania and former first Vice President of Drexel Burnham Lambert, Incorporated. Through September 1, 1997 he was chairman, chief executive officer, chief investment officer and sole shareholder of RFS. Mr. Connell is also president, director and sole shareholder of The Rittenhouse Trust Company, a Pennsylvania state chartered commercial bank and trust company, and Rittenhouse Financial Securities (a registered broker dealer) which is a subsidiary of The Rittenhouse Trust Company. On September 1, 1997 RFS was acquired by The John Nuveen Company.

         On October 7, 1997 the Board of NRM ratified an amendment to the advisory agreement dated September 3, 1997 assigning the investment advisory account and agreement from RFS to The Rittenhouse Trust Company. The Rittenhouse Trust Company is qualified to act as an investment advisor for the company under the Investment Advisors Act and the Investment Company Act. The assignment did not result in a change of actual control or management of the investment manager. The office of Rittenhouse Trust Company is at No. 2 Radnor Corporate Center, 100 Matsonford Road, Radnor, Pennsylvania 19087.

         RTC provides investment supervisory services to the Company on a non-discretionary basis. Its activities are limited to making recommendations with respect to purchases and sales of securities in accordance with the Company's investment policies, the provisions of the Company's registration statement, the requirements of the Investment Company Act of 1940 and the requirements of the Internal Revenue Code of 1986.

         Since the time the Company most recently employed RTC, Mr. George Connell has been responsible to the Directors for day-to-day recommendations regarding the Company's portfolio. In addition to being a principal of RTC, Mr. Connell has been engaged in some or all of the various enterprises described above for a period in excess of five years.

         Since November 27, 1992, the members of the Company's Board of Directors acting as a committee, and taking the advisor's recommendations into account (1) has made decisions with respect to all purchases and sales of the Company's portfolio (2) has directed the maintenance of records and (3) has been responsible for the day-to-day management of the portfolio; further, the Board also arranges for (4) the services of an independent certified public accountant; (5) custodial and transfer agency services; (6) the computation of net asset value by RTC; (7) the providing of fidelity bond coverage; (8) the providing of other administrative services and facilities necessary to conduct the Company's business; and (9) the providing of certain services necessary to comply with federal securities laws. The Company assumes all expenses therefor.

         For the services provided by RTC, the Company pays RTC $10,000 annually in quarterly installments, an amount equal to .06% of the Company's average net assets.

Management's Discussion of Fund Performance
-------------------------------------------

         The slowdown in the U.S. economy that many analysts had forecast for the second half of 1997 has proven elusive. Despite the ongoing strength in the economy during the past year, the Federal Reserve remains on the sidelines. Fed officials have noted the "relatively benign inflation performance in the current economic expansion" and admitted that "the reasons were not fully understood". Not wanting to be viewed as "anti-growth", the Federal Reserve has declined to raise short-term interest rates without a demonstrable pick-up in inflation.

         Tax exempt municipal bond rates in the intermediate maturity range decreased slightly over the past year, boosting total returns in that sector. Between 8/31/96 and 8/31/97 rates increased between 10 and 40 basis points and combined with tight supply allowed the fund to outperform its requisite benchmarks.

         The Company has maintained high current income by investing in a diversified portfolio of tax exempt housing, G.O. and revenue bonds, and has recently moved to limit its exposure to the Alternative Minimum Tax (AMT) by swapping out of the AMT bonds into Non-AMT bonds with similar maturity and credit characteristics. The following chart shows the components average annual return for one, five and ten years periods ended on the last day of the Company's last fiscal year, August 31, 1997.

                             NRM Investment Company
                            Total Return Calculation

                 Annualized Return              Total Return on $1,000

1 Year                6.71%                           $1,067.10

5 Year                7.66%                           $1,446.34

10 Year               6.67%                           $1,907.32

*Past Performance is not predictive of future performance.

         The following page is a line graph comparing the initial account value and subsequent account values at the end of each of the most recently completed ten fiscal years of the Company, assuming a $10,000 investment in the Company at the beginning of the first fiscal year, to the same investment over the same periods in Lehman Bros. 10 year Municipal Index. Material in the table and the graph showing past performance is not predictive of future performance.

                        [IN THE DOCUMENT A GRAPH APPEARS

                     DEPICTING THE FOLLOWING PLOT POINTS.]


                           Plot Points for NRM Graph

                    Period: August 1987 through August 1997

                                   NRM      INDEX

                            87   10,000    10,000
                            88   10,357    10,406
                            89   11,423    11,155
                            90   11,730    11,907
                            91   12,083    13,110
                            92   13,179    14,413
                            93   15,379    15,687
                            94   15,809    15,944
                            95   16,998    17,204
                            96   17,866    17,842
                            97   19,065    18,500


                     Period: Inception through August 1997

                                   NRM      INDEX

                            85   10,000    10,000
                            86   11,894    11,433
                            87   12,691    12,205
                            88   13,144    12,701
                            89   14,497    13,615
                            90   14,887    14,533
                            91   15,334    16,001
                            92   16,726    17,591
                            93   19,518    19,146
                            94   20,063    19,460
                            95   21,572    20,997
                            96   22,674    21,776
                            97   24,196    22,580







                                       16A

                           THE COMPANY'S COMMON STOCK
                           --------------------------

         The Company was incorporated on April 12, 1974 under the laws of the Commonwealth of Pennsylvania. Each share in the Company has a par value of $.01 and has equal voting, dividend and liquidation rights. Shareholders are entitled to one vote for each full share held, and fractional votes for fractional shares held. The shares have no preemptive, conversion or cumulative voting rights. Accordingly, holders of more than 50% of the shares voting for the election of directors can elect all of the directors.

         As of October 18, 1997 John H. McCoy owned beneficially and of record approximately 66% of the Company's outstanding shares and controlled the Company. As of the same date, five shareholders owned beneficially approximately 85% of the Company's outstanding shares. A redemption of a significant number of shares by one or more of these shareholders could require the Company to liquidate portfolio securities to obtain all or a portion of the redemption proceeds. The liquidation of portfolio securities under these circumstances could be disadvantageous to the Company's remaining shareholders and could so reduce the Company's total assets that continued operation as an investment company would not be economically feasible.


                                 TRANSFER AGENT
                                 --------------


         Investors Trust Company, 2201 Ridgewood Road, #180, Wyomissing, PA 19610 serves as the Company's transfer agent and dividend disbursing agent.


                            PENDING LEGAL PROCEEDINGS
                            -------------------------


         The Environmental Protection Agency, on November 12, 1992, gave the Company and others notice under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 ff., to perform "remediation" in connection with a landfill in Strasburg, Chester County, Pennsylvania. The Company and the others, as a group, resisted the order.

         During the Company's 1996 and 1997 fiscal years the entities forming the Company's group, through lead counsel, negotiated with a representative of the Department of Justice in an effort to settle the responsibility of all of group members. The group accepted the Department's last demand of $2.5 million of which the Company's share is $111,000. In addition, one member of the group is seeking indemnification from the others for funds it advanced to the project. The Company's share of that is expected to be no greater than $34,000. The Company has accrued $145,000 related to this matter as of August 31, 1997.

         The Company is not aware of any other claim or proceeding.


                                  MISCELLANEOUS
                                  -------------


         Shareholders will receive unaudited semi-annual reports describing the Company's investment operations and annual audited financial statements, including a list of the Company's investments.

         As used in this Prospectus, a "vote of a majority of the outstanding shares" of the Company means an affirmative vote of the lesser of (a) 50% of the outstanding Shares of the Company or (b) 67% or more of the Shares of the Company present at a meeting if not more than 50% of the outstanding Shares of the Company are represented at the meeting in person or by proxy.

         Inquiries regarding the Company may be directed to the Company at (610) 525-0904.

APPLICATION FORM:        NRM  INVESTMENT COMPANY

Mail to:  Investors Trust Company, 2201 Ridgewood Road, #180,
          Wyomissing, PA 19610.

-----------------------------------------------------------------
REGISTRATION:     Individual      Tenants in Common      Trustees

                  Joint Tenants      Custodian          Other
-----------------------------------------------------------------
(Name)                                   Social Security No.
                                         (Tax Identification No.)
-----------------------------------------------------------------
(Name)                                   Social Security No.
                                         (Tax Identification No.)
-----------------------------------------------------------------

PERMANENT  MAILING  ADDRESS:
                             ------------------------------------
                             Street Address   City    State   Zip

GIFTS TO MINORS                                  As Custodian for
               ----------------------------------

-----------------------------------------------------------------
Minor's  First Name   Initial   Last Name     Age  Minor S.S. No.

Under the                        Uniform Gifts to Minors Act.
         ------------------------
                 State

     Initial order, payment enclosed

     If this Application accompanies a check for the purchase of investment company shares, I enclose a check payable to Investors
Trust Company, and would like you to:

     Issue  Certificate,  or       hold shares in account at Bank

     Check here if dividends and distribution are to be reinvested at net asset value without sales charge.
-----------------------------------------------------------------
This application is made in accordance with the provisions of the current Prospectus of the Company, a copy of which I have received, and the applicable terms and conditions on the reverse side. I am of legal age in the State of my residence.

-----------------------------------------------------------------
    Date                 Signature          Signature of co-owner

                       TERMS AND CONDITIONS
                       --------------------


PURCHASES OF COMPANY SHARES:
----------------------------

INITIAL PURCHASE: Upon receipt of the application form from the subscriber, and accompanied by any necessary funds, Investors Trust Company, acting as agent for the subscriber, will purchase as many shares (including fractional shares) of the Company as may be purchased at the net asset value next computed after receipt of the application form and payment to Investors Trust Company, 2201 Ridgewood Road, #180, Wyomissing, PA 19610. Fractional shares shall be purchased to the nearest one-thousandth (1/1000) of a share. Initial purchases must be for at least one share.

SUBSEQUENT PURCHASES: Upon receipt of additional funds, Investors Trust Company will purchase additional shares (including fractional shares) in the same manner as above. Additional purchases must be for at least one share.

The Company reserves the right in its discretion to reject all or any portion of a purchase order and return the accompanying payment.

         I hereby certify that the Tax Identification No. contained herein is true, correct and complete and that I am not subject to backup withholding under
Section 3406 (a)(1)(C) of the Internal Revenue Code.


-------------------------------------------------------------------------------
    Date                     Signature                Signature of co-owner

                             NRM INVESTMENT COMPANY

                       Statement of Additional Information


                                December 30, 1997














This Statement of Additional Information is not a prospectus, but should be read in conjunction with the current Prospectus for NRM Investment Company (the "Company"), dated December 30, 1996. Because this Statement of Additional Information is not a prospectus, no investment in shares of the Company should be made solely upon the information contained herein. A copy of the Prospectus for the Company may be obtained by writing Investors Trust Company, 2201 Ridgewood Road, #180, Wyomissing, PA 19610, or by calling (610) 372-6414.

                             NRM INVESTMENT COMPANY

                       Statement of Additional Information

                                December 30, 1997




                                Table of Contents
                                -----------------

                                                                    Page

      Statement of Additional Information ........................    2
      Investment  Objective and Policies .........................    2
      General Information and Description of Shares...............    4
      Taxes ......................................................    5
      Directors and Officers .....................................    7
      Advisory Agreement .........................................    8
      Portfolio Transactions and Brokerage Commissions ...........    9
      Principal Shareholders of the Company ......................   10
      Custodian and Transfer Agent ...............................   11
      Auditors ...................................................   11
      Counsel ....................................................   12
      Report of Independent Auditor ..............................   13
      Financial Statements........................................   13

                             NRM INVESTMENT COMPANY
                       Statement of Additional Information

                                December 30, 1997

Statement of Additional Information
-----------------------------------

         This Statement of Additional Information should be read in conjunction with the Prospectus of the Company having the same date as this Statement of Additional Information. Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus. No investment in shares of the Company should be made without first reading the Prospectus of the Company.

Investment Objective and Policies
---------------------------------

         As stated in the Prospectus, the Company intends to invest primarily in Municipal Bonds. Municipal Bonds include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, and obtaining funds for general operating expenses and loans to other public institutions and facilities. In addition, certain types of private activity bonds are issued by or on behalf of public authorities to obtain funds to provide privately operated facilities. Such obligations are included within the term "Municipal Bonds" if the interest paid thereon is exempt from federal income tax. (See reference to "private activity bonds" under the discussion "TAXES" in the prospectus). Municipal Bonds also include short-term tax-exempt municipal obligations such as tax anticipation notes, bond anticipation notes, revenue anticipation notes, and Public Housing Authority notes that are fully secured by a pledge of the full faith and credit of the United States. Opinions relating to the validity of Municipal Bonds and to the exemption of interest thereon from federal income taxes are rendered by bond counsel to the respective issuing authorities at the time of issuance. Neither the Company nor the advisor will review the proceedings relating to the issuance of Municipal Bonds or the basis for such opinions.

         The District of Columbia, each state, each of its political subdivisions, agencies, instrumentalities and authorities, and each multi-state agency of which a state is a member, is a separate "issuer" as that term is used in the Prospectus and this Statement of Additional Information. The non-governmental user of facilities financed by private activity bonds is also considered to be an issuer.

         The issuer's obligations under its Municipal Bonds are subject to the provisions of bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors, such as the federal Bankruptcy Code, and laws, if any, which may be enacted by Congress or state legislatures imposing a moratorium on the payment of principal and interest or imposing other constraints or conditions upon enforcement of such obligations. There is also the possibility that as a result of litigation or other conditions, the power or ability of issuers to meet their obligations for the payment of interest and principal on their Municipal Bonds may be materially adversely affected.

         In addition to the investment limitations stated in the Prospectus, the Company is subject to the following limitations which may be changed only by a vote of a majority of the outstanding shares of the Company (as defined under "Miscellaneous" in the Company's Prospectus dated as of this date).

         The Company may not:

         1. Purchase securities on margin (except that it may obtain such short-term credits as may be necessary for clearance of purchases and sales of securities); make short sales of securities; or maintain a short position;

         2. Make loans to other persons, except that the Company may purchase or hold Municipal Bonds or other debt instruments in accordance with its investment objective, policies, and restrictions;

         3. Underwrite any issue of securities, except to the extent that the purchase of Municipal Bonds directly from the issuer thereof in accordance with the Company's investment objective, policies, and restrictions may be deemed to be underwriting;

         4. Purchase or sell commodities or commodity contracts or real estate (except that the Company may invest in Municipal Bonds secured by real estate or interests therein); invest in oil, gas, or their mineral exploration or development programs.

         5. Purchase any private activity bond where the payment of principal and interest are the responsibility of an issuer (including its predecessors and unconditional guarantors) which at the time of purchase had been in operation for less than three years; and

         6. Issue any class of senior security or sell any senior security of which it is an issuer, except that the Company may borrow money as set forth in investment restriction 2 as set forth in the Company's Prospectus.


General Information and Description of Shares
------- ----------- --- ---------------------

         The Company was incorporated on April 12, 1974, under the laws of the Commonwealth of Pennsylvania, as National Rolling Mills Co. Through August 30, 1979, the Company was actively engaged in operations as a steel processing plant. On August 31, 1979, the Company changed its name to NRM Investment Company and registered with the Securities and Exchange Commission as an open-end, diversified management investment company.

         The Company's Articles of Incorporation authorize the Board of Directors to issue up to ten million full and fractional shares of capital stock. When issued for payment as described in this Statement of Additional Information and in the Company's Prospectus dated as of the same date as this Statement of Additional Information, the Company's shares will be fully paid and non-assessable.

         Share certificates for shares will not be issued unless the shareholder specifically requests in writing. No separate charge is imposed on the shareholder for the issuance of share certificates. Unless so requested, the transfer agent will issue shares in non-certificate form and credit them to the shareholder's account. Following each dividend and after each other transaction, the transfer agent will mail a cumulative statement showing the total number of full and fractional shares owned and the transactions in the shareholder's account for the current year.

Taxes
-----

         A tax is imposed upon the Company based upon its investment company taxable income and its net capital gains which in each case are not distributed to its shareholders. In general, the Company's investment company taxable income will be its taxable income (determined in the same manner as an ordinary corporation), adjusted by excluding net long term capital gains over short term capital losses and further adjusted by excluding any net operating losses and by including the dividends paid deduction. The Company's capital gains subject to tax are computed separately and are based upon the excess of its long term capital gains over its net short term capital losses. Currently the Company's tax loss carryovers exceed current capital gains and accordingly there was no capital gain dividend for any period ending during 1997. The Company intends to distribute "exempt-interest" dividends as described in the Company's prospectus and distribute at least 98% of its ordinary income for each calendar year, 98% of its capital gain net income, if any, computed on the basis of an October 31st fiscal year, and 100% of undistributed adjusted taxable income amounts from the previous year. Accordingly, it is unlikely that the Company will pay any income tax. However, should the Company retain any earnings, it will be taxed on its undistributed investment company taxable income and capital gains and may be subject to an excise tax. To the extent income is distributed (whether in cash or additional shares) it will be exempt, or taxable to the shareholders as ordinary, or capital gain income, in proportion to the Company's receipt of such income. Since the Company has earnings and profits generated in years before it was an investment company, distributions to shareholders over and above the Company's income for a period will be taxable to the shareholders to the extent of the prior earnings and profits and will not be treated immediately as a return of capital.

         The Company is a personal holding company as defined by Sec. 542 of the Code. Retained income will be taxed at the highest corporate tax rate. The Company requested and on August 5, 1986 received a private ruling from the Internal Revenue Service relating to investments in taxable securities. The ruling interpreted the Tax Reform Act of 1984 in such a way as to confirm the Company's ability to make investments in securities generating taxable income without having to first make an accumulated earnings and profits distribution.

         The Company has capital loss carryovers which may be used to offset gains in securities which would otherwise be recognized.

         Section 852 (b)(5) of the Code provides, in effect, that if, at the close of each quarter of its taxable year, at least 50% of the Company's total assets consists of tax free obligations, the income from such investments may be passed through to the shareholders, and for federal tax purposes, excluded by them from gross income reporting. By reason of this provision, the Company does not intend to invest 50% or more of its assets in securities generating taxable income.

         If and to the extent declared by the Board of Directors, net realized long-term capital gains will be distributed annually. See "Dividends." The Company will have no tax liability with respect to net realized long-term capital gains which are distributed although the distributions will be taxable to shareholders as gain from the sale on exchange of a capital asset held for more than one year regardless of a shareholder's holding period of shares of the Company. Such distributions will be designated as a capital gain dividend in a written notice mailed by the Company to the shareholders not later than sixty days after the close of the Company's taxable year.


         State and Local. Depending upon the extent of the Company's activities in states and localities in which it maintains offices, in which its agents or independent contractors are located, or in which it is otherwise deemed to be conducting business, the Company may be subject to the tax laws of such states or localities.

         The foregoing discussion, as well as that contained in the Company's Prospectus, is only a summary of some of the important tax considerations generally affecting the Company and its shareholders. No attempt is made to present a detailed explanation of the federal income tax treatment of the Company or its shareholders and this discussion is not intended as a substitute for careful tax planning. Accordingly, potential investors in the Company are urged to consult their tax Advisors with specific reference to their own tax situations.

Directors and Officers
----------------------

         The directors and officers of the Company and their addresses and principal occupations during the past five years are as follows:

                                            Principal Occupation
                          Position              During Past
Name and Address      with Registrant           Five Years
----------------      ---------------       --------------------

(1)John  H.  McCoy         Director,         Presently retired;
1010 Broadmoor Road        Chairman, and     former President
Bryn Mawr, PA 19010        President         of National Rolling
                                             Mills, Inc., a steel
                                             rolling plant, since
                                             August 1979. Prior
                                             thereto, he was
                                             President and Direc-
                                             tor of National
                                             Rolling Mills Co.

Joseph  V.  Somers         Director          Presently   retired;
1518 Mt. Pleasant Rd.                        former President  of
Villanova, PA 19085                          Somers  Construction
                                             Company and Vice
                                             President of Indus-
                                             trial Lift Truck Co.

Francis J. Rainer          Director          President,
1415 Kyneton Drive                           Rainer & Company, a
Villanova, PA 19085                          Professional Corpo-
                                             ration.
                                             He is also Vice-
                                             Chairman of the
                                             Board of Delaware
                                             Valley Savings Bank

Thomas F. Kilcullen, Jr.   Director          Presently retired;
4 Carriage Way             Treasurer, and    former Vice Presi-
Berwyn, PA 19312           Secretary         dent, Treasurer
                                             and Secretary of
                                             National Rolling
                                             Mills Inc. since
                                             August 1979.  Prior
                                             thereto, he was Vice -.
                                             President and Treas-
                                             urer of National
                                             Rolling Mills Co.


----------
(1)John H. McCoy and George W. Connell are "interested" directors as defined in the Investment Company Act of 1940.

(1)George W. Connell       Director           Chairman and Chief
#2 Radnor Corporate Ctr.                      Executive Officer
Suite 400                                     of Rittenhouse
100 Matsonford Road                           Financial Services;
Radnor, PA 19087                              President and
                                              director of
                                              Rittenhouse Finan-
                                              cial Securities, a
                                              registered broker-
                                              age dealer; Presi-
                                              dent, Director and
                                              sole shareholder
                                              of Rittenhouse
                                              Trust Company a
                                              Commercial Bank and
                                              Trust Co. acting as
                                              the Company's In-
                                              vestment advisor.


         Since registering as an investment company under the Investment Company Act of 1940, the Company has not paid and does not expect to pay any remuneration to any of its officers. The company pays each director a fee of $250 for each meeting of the Board of Directors attended and reimburses the directors for their related out-of-pocket expenses.

Advisory Agreement
-------- ---------

         Rittenhouse Trust Company Services, Inc. ("RTC"), a Delaware Corporation located at Two Radnor Corporate Center, 100 Matsonford Road, Radnor, Pa., 19087-4514, has been retained by the Company to act as investment advisor under an Advisory Agreement dated November 30, 1992 with Rittenhouse Financial Sevices and amended by assignment on September 3, 1997 to Rittenhouse Trust Company not resulting in a change of actual control or management and terminable at will, without penalty, at the discretion of the Board of Directors.

         Under the Advisory Agreement, Rittenhouse assumes no responsibilities to the Company except, as provided in the prospectus, to make recommendations to the Company's board respecting the purchases and sales of securities on a nondiscretionary basis and to adhere to the provisions of the

----------
1. See note 1 on prior page.

Investment Advisors' Act of 1940 and other pertinent securities laws. For the services provided, the Company has agreed to pay RTC, on a quarterly basis, a fee at an annual flat rate of $10,000. In determining net asset value, the Company accrues RTC's fees on a daily basis.

         The agreement provides that except for violations of securities laws, RTC shall not be liable for any action it takes for services rendered or not rendered or for any mistakes of judgment or otherwise.

         For each of the fiscal years ending August 31, 1996, and August 31, 1997, the Company paid RTC $10,000.

         Raymond J. Keefe, a certified public accountant with principal offices at 6 St. Albans Ave., Newtown Square, Pennsylvania 19073, provides certain administrative services to the Company. Mr. Keefe maintains the books and records of the Company, compiles its monthly and semi-annually financial statements, computes its net asset value and net income under the supervision of the advisor, prepares its federal and state income tax returns, and provides assistance in the preparation of its semi-annual and annual reports to the Securities and Exchange Commission. Mr. Keefe bears all expenses in connection with the performance of his services. For the services provided and expenses assumed, the Company pays Mr. Keefe on a quarterly basis an annual fee of $5,600.

         To the Company's knowledge as of the date of this Statement of Additional Information, there were no expense limitations imposed by state securities regulations applicable to the Company.

Portfolio Transactions and Brokerage Commissions
------------------------------------------------

         Purchases and sales of portfolio securities will normally (but not exclusively) be transacted with the issuer or with a primary market maker acting as principal on a net basis with no brokerage commissions being paid by the Company. Transactions placed through dealers serving as primary market makers reflect the spread between the bid and the asked prices. The Company will also purchase underwritten issues. However, when purchasing equity issues the directors have authorized the Advisor to execute transactions that may result in the Company paying some commissions. In the year ended August 31, 1997 the Company paid no commissions in respect to portfolio transactions.

         The policy of the Advisor will be to seek "best execution" when placing portfolio transactions for the Company. "Best 2. execution" means prompt and reliable execution at a price the Advisor has reason to believe represents the lowest cost, including any commission in the case of a purchase, or the greatest proceeds reasonably available. Subject to and in accordance with the provisions of section 28(e) of the Securities Exchange Act of 1934, the Advisory Agreement authorizes the Advisor to place orders for the purchase and sale of the Company's securities with brokers or dealers who provide the Advisor with access to supplemental research and security and economic analysis even though such brokers and dealers execute such transactions at a higher net cost to the Company than may result if other firms were used. These various services may also be useful to the Advisor in connection with its services to their advisory clients. The extent and continuation of this policy is subject to the review of the Company's Board of Directors.

         The Company does not expect its annual portfolio turnover rate to exceed 100%, but the rate of turnover will not be a limiting factor (as in fiscal 1991) when the Company deems it desirable to sell or purchase securities. The Company's portfolio turnover rates during the fiscal years ended August 31, 1997 and August 31, 1996 were 28.98% and 6.24% respectively.

Principal Shareholders of the Company
-------------------------------------

         As of October 17, 1997 John H. McCoy owned beneficially and of record 2,817,679 of the Company's outstanding voting securities and controlled the Company. His control is sufficient to appoint all members of the board of directors and carry out the business of the Company without the affirmative vote of any other shareholder or group of shareholders. The Company's principal shareholders are as follows:

                                           Percentage of
          Name and address                   Ownership
          ----------------                 -------------
          John H. McCoy                           66%
          1010 Broadmoor Road
          Bryn Mawr, Pa 19010

          Francis J. Rainer                       5.6%
          1415 Kyneton Drive
          Villanova, PA 19085

          Joseph V. Somers                        5.5%
          1518 Mt. Pleasant Road
          Villanova, PA 19085

          Samuel R. Gilbert, Jr.                  4.7%
          3 Turtle Lane, The Landings
          Savannah, GA 31411

          Thomas F. Kilcullen, Jr.                4.7%
          4 Carriage Way
          Berwyn, PA 19312

         The percent owned is based on the number of outstanding shares of common stock at October 17, 1997. All such shares are owned of record and beneficially. All officers and directors of the Company, as a group owned as of October 17, 1997, 3,642,533 of the Company's common stock or 85% of its outstanding voting securities.


Custodian and Transfer Agent
----------------------------

         Investors Trust Company, ("ITC") serves as the Company's Custodian and Transfer Agent. As Custodian, ITC holds the Company's assets subject to the instructions of the Company's officers.

Auditors
--------

         Beard & Company, Inc. independent auditors, with offices at One Park Plaza, P.O. Box 311, Reading, Pennsylvania 19603 serves as the Company's auditors. The financial statements of NRM Investment Company appearing in the 1996 and 1997 annual reports to shareholders for the years ended August 31, 1996 and August 31, 1997, have been audited by Beard & Company, Inc., independent auditors, as set forth in their report thereon included therein, and are incorporated by reference into this Statement of Additional Information.


         In the past Ernst & Young LLP independent auditors, with offices at Wyomissing Professional Center, 875 Berkshire Boulevard, P.O. Box 7045, Reading, Pennsylvania 19610-6045 served as the Company's auditors. The financial highlights of NRM Investment Company appearing in the 1997 annual report to Shareholders for the years ended August 31, 1988 through August 31, 1995 have been audited by Ernst & Young LLP, independent auditors.

Counsel
-------

         Messrs. Henderson, Wetherill, O'Hey & Horsey, Suite 902, One Montgomery Plaza, P.O. Box 751, Norristown, PA 19404, counsel to the Company, have passed upon the legality of the shares offered hereby.

                             NRM INVESTMENT COMPANY

                                FINANCIAL REPORT

                                 AUGUST 31,1997

                                 C O N T E N T S



                                                                     Page

INDEPENDENT AUDITOR'S REPORT
     ON THE FINANCIAL STATEMENTS                                        1

FINANCIAL STATEMENTS

     Statement of assets and liabilities                                2
     Schedule of investments                                          3-6
     Statement of operations                                            7
     Statements of changes in net assets                                8
     Financial highlights                                        9 and 10
     Notes to financial statements                                  11-14

                          INDEPENDENT AUDITOR'S REPORT



Shareholders and Board of Directors
NRM Investment Company
Rosemont, Pennsylvania


              We have audited the accompanying statement of assets and liabilities of NRM Investment Company, including the schedule of investments, as of August 31, 1997, the related statement of operations for the year then ended, and the statement of changes in net assets and the financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each of the years ended August 31, 1988 through August 31, 1995 were audited by other auditors whose report, dated September 29, 1995, expressed an unqualified opinion on the financial highlights.


              We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 1997, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


              In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of NRM Investment Company at August 31, 1997, the results of its operations for the year then ended, and the changes in its net assets and the financial highlights for each of the two years in the period then ended, in conformity with generally accepted accounting principles.



                                               /s/ BEARD & COMPANY, INC.



Reading, Pennsylvania
September 19, 1997

NRM INVESTMENT COMPANY
STATEMENT OF ASSETS AND LIABILITIES

--------------------------------------------------------------------------------
August 31, 1997
--------------------------------------------------------------------------------

         ASSETS

Investments at value (cost $16,405,561)                   $16,949,395
Interest receivable                                           226,206
Prepaid expense                                                 1,708
                                                          -----------

             Total assets                                  17,177,309
                                                          -----------

         LIABILITIES

Accrued expenses and other liabilities                        162,705
                                                          -----------

         NET ASSETS

Net assets, applicable to 4,287,547 outstanding shares,
     equivalent to $ 3.97 a share                         $17,014,604
                                                          ===========


See Notes to Financial Statements.

================================================================================
NRM INVESTMENT COMPANY
SCHEDULE OF INVESTMENTS


================================================================================
--------------------------------------------------------------------------------
August 31, 1997
--------------------------------------------------------------------------------

                                                                                         Principal
Municipal Bonds - 99.8%                                                                   Amount        Value
                                                                                        ----------   ----------
General Obligation Bonds - 15.2%:
     Rhode Island Public Buildings Authority, 8.20%, due 2/01/08, callable
         2/01/98 at 102.0                                                               $  450,000   $  466,677
     Leominster, Massachusetts, 6.25%, due 4/01/08                                         300,000      326,490
     Upper Dublin Pennsylvania School District, 5.50%, due 11/15/08                        200,000      203,436
                                                                                           300,000      307,278
     Lowell, Massachusetts, 5.50%, due 1/15/10                                             200,000      211,624
     New York City, New York, 6.25%, due 8/01/10
     Nevada State Colorado River Commission, Ltd Tax, 6.50%, due 10/01/12                  400,000      432,740

     Lowell, Massachusetts, 5.50%, due 12/15/15, callable 12/15/06 at 102                  330,000      332,039
         (AMBAC)
     San Francisco, California City and County, Park Improvement series,
         5.25%, due 6/15/16, callable 6/15/05 at 102 (MBIA)                                300,000      297,849
                                                                                                     ----------

              Total General Obligation Bonds                                                          2,578,133
                                                                                                     ----------

Housing Finance Agency Bonds - 44.9%:
     New Mexico Mortgage Finance Authority, Single-Family Mortgage Rev.,
         7.90%, due 7/01/00                                                                 75,000       77,739
     Rock Island, Illinois Residential Mortgage Revenue Refunding, 7.70%,
         due 9/01/08, callable 9/01/02 at 102                                              150,000      162,551
     Ford County, Kansas Single-Family Mortgage Revenue Refunding Bonds,
         7.90%, due 8/01/10, callable 8/01/02 at 103, 8/01/05 at 100                       250,000      268,678

     Fort Worth, Texas Housing Finance Corporation, Home Mortgage Revenue
         Refunding Series 1991, 8.50%, due 10/01/11, callable 10/01/01 at 103              380,000      413,052

     Odessa, Texas Housing Finance Corporation, Home Mortgage Revenue
         Refunding, 8.45%, due 11/01/11, callable 11/01/05 at 103                          318,893      340,919

     Montana State Housing, Single-Family Mortgage, 7.65%, due 10/01/10,                    65,000       68,450
         callable 10/01/00 at 102
     Cityof Hobbs, New Mexico, Single-Family Mortgage Refunding Revenue Bonds,
         8.75%, due 7/01/11, callable 7/01/02 at 102, 7/01/05 at 100                        95,000      103,536

     Cameron County, Texas Housing Finance Corporation, Single-Family
         Mortgage Revenue Refunding, 6.20%, due 3/01/13, callable 9/01/05 at
         100                                                                               435,000      445,270


--------------------------------------------------------------------------------
NRM INVESTMENT COMPANY
SCHEDULE OF INVESTMENTS (CONTINUED)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
August 31, 1997
--------------------------------------------------------------------------------

                                                                                        Principal
Municipal Bonds - 99.8% (Continued)                                                       Amount       Value
                                                                                        ----------   ----------
Housing Finance Agency Bonds - 44.9% (Continued):
     Labette and Cowley Counties, Kansas Single-Family Mortgage Refunding Bonds,
         9.50%, due 4/01/13, callable 10/01/01 at 103                                   $   30,000   $   32,282

     Vicksburg, Mississippi Lease Housing Corp., 5.80%, due 8/15/13                        125,000      126,064

     California Housing Finance Agency, Home Mortgage, 10.25%, due 2/01/14,
         callable 2/01/92 at 102                                                            60,000       60,712
     Connecticut State Housing Finance Authority, 5.60%, due 5/15/14,
         callable 5/15/03 at 102                                                           200,000      202,474
     Arkansas Development Finance Authority, 7.70%, due 12/01/14                           245,000      250,422

     Nevada Housing Division, Single-Family Mortgage, 7.35%, due 10/01/15                  205,000      212,938

     Louisiana Public Facilities Authority, Multi-Family Housing, 7.75%, due
         11/01/16, callable 11/01/01 at 102                                                500,000      528,365
     Pennsylvania Housing Finance Agency, Single-Family Mortgage, 5.45%, due
         10/01/17, callable 10/01/03 at 102                                                150,000      150,297
     Utah State Housing Finance Agency, Single-Family Mortgage, 6.30%, due
         1/01/18                                                                           265,000      278,793
     Maryland State Community Development Administration, Department of
         Housing, 5.60%, due 4/01/18                                                       250,000      249,992
     Alaska State Housing Finance Corporation, 5.90%, due 12/01/19, callable
         6/01/07 at 102 (MBIA)                                                             250,000      254,660
     Troy, New York Housing Development Corp., Multi-Family Housing, 8.10%,
         due 2/01/22, callable 12/01/02 at 100                                           1,355,000    1,532,288
     Quaker Hill Housing Corporation, Multi-Family, 7.55%, due 2/01/22                     600,000      632,886

     St. Alphios Housing Corporation, Multi-Family, 8.20%, due 2/01/24                   1,145,000    1,212,990
                                                                                                     ----------


              Total Housing Finance Agency Bonds                                                      7,605,358
                                                                                                     ----------

Hospital Revenue Bonds - 12.0%:
     Dauphin County, Pennsylvania Hospital Authority, HAPSCO Group, William
         Penn Hospital Project, 5.50%, due 7/01/07                                         300,000      310,968
     Falls Township Pennsylvania Hospital Authority, Delaware Valley Medical
         Center, 6.90%, due 8/01/11, callable 8/01/02 at 102                               345,000      376,281

     Rhode Island State Health and Educational Building Corp., New England
         Tech, 5.90%, due 3/01/10                                                          100,000      102,726


--------------------------------------------------------------------------------
NRM INVESTMENT COMPANY
SCHEDULE OF INVESTMENTS (CONTINUED)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
August 31, 1997
--------------------------------------------------------------------------------

                                                                                       Principal
Municipal Bonds - 99.8% (Continued)                                                      Amount        Value
                                                                                       ----------   ----------
Hospital Revenue Bonds - 12.0% (Continued):
     Rochester, Minnesota, Health Care Facilities Revenue (Mayo
         Foundation/Mayo Medical Center), 6.25%, due 11/15/12                          $  500,000   $  500,000
     Indiana Health Facilities Authority (Deaconess Hospital), 5.75%, due
         3/01/15, callable 3/01/03 at 102 (MBIA)                                          100,000      101,211
     Connecticut State Health and Educational Facilities Authority (Kimball
         Hospital), 5.375%, due 7/01/16, callable 7/1/06 at 102                           350,000      347,309

     Fulton DeKalb, Georgia Hospital Authority, 5.50%, due 1/01/20, callable
         7/01/03 at 102 (MBIA)                                                            200,000      197,956
     University of California Hospital Revenue (UC Davis Medical Center),
         5.75%, due 7/01/20, callable 7/01/06 at 101 (AMBAC)                              100,000      102,129
                                                                                                    ----------

             Total Hospital Revenue Bonds                                                            2,038,580
                                                                                                    ----------

Other Revenue Bonds - 27.7%:
     Washington State Public Power Supply Nuclear Project #1, 5.60%, due
         7/01/05                                                                          200,000      206,770
     Lee County, Florida Certificates of Participation, 4.70%, due 10/01/06               100,000       98,956

     Fitzgerald, Michigan School District, 5.00%, due 5/01/08, callable
         5/01/06 at 100                                                                   200,000      201,244
     Grand Rapids, Michigan Downtown Development Authority, 6.60%, due
         6/01/08, callable 6/01/06 at 100                                                 365,000      405,701
     Shelby County, Indiana, Jail Building Corp., First Mortgage, 6.50%, due
         7/15/09, callable 7/15/02 at 102                                                 840,000      929,048
     Alaska Industrial Development and Export Authority, 6.20%, due 4/01/10               280,000      295,008

     New Jersey Economic Development Authority, Health Care Corp., 6.0%, due
         7/01/11                                                                          200,000      211,916
     Clark County, Washington Public Utility District, Electric System
         Revenue, 5.10%, due 1/01/12, callable 1/01/08 at 100                             200,000      196,004

     New York State Letter of Credit, Government Assistance Corp., 5.375%,
         due 4/01/12                                                                       50,000       50,073
     Suffolk County, New York Water Authority, 5.00%, due 6/01/15, callable
         6/01/03 at 102 (MBIA)                                                            175,000      165,499
     Vallejo, California Water Improvement Project (Soland County), 5.70%,
         due 5/01/16, callable 5/01/06 at 102 (FSA)                                       100,000      101,704



--------------------------------------------------------------------------------
NRM INVESTMENT COMPANY
SCHEDULE OF INVESTMENTS (CONTINUED)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
August 31, 1997
--------------------------------------------------------------------------------


                                                                                         Principal
Municipal Bonds - 99.8% (Continued)                                                        Amount         Value
                                                                                        -----------   -----------
Other Revenue Bonds - 27.7% (Continued):
     Muhlenberg, Pennsylvania School District, 5.20%, due 4/01/17, callable
         4/01/06 at 100 (MBIA)                                                          $   250,000   $   243,108
     New Jersey Economic Development Authority, (Devereux Foundation),
         5.50%, due 5/01/17, callable 5/01/07 at 101 (MBIA)                                 270,000       271,593

     Brazos River Authority, Texas (Houston Light and Power), 5.60%, due
         12/01/17, callable 12/01/03 at 102 (MBIA)                                          100,000       100,521
     Tacoma, Washington Solid Waste Utility, 5.50%, due 12/01/17, callable
         12/01/07 at 101 (AMBAC)                                                            350,000       350,452
     New York State LOC Government Assistance Corporation, 5.50%, due
         4/01/18, callable 4/01/03 at 102                                                   290,000       285,061
     Los Angeles, California Convention and Exhibition Center, 5.375%, due
         8/15/18, callable 8/15/03 at 102 (MBIA)                                            385,000       379,972
     Santa Monica-Malibu, California Unified School District, 5.50%, due
         8/01/18, callable 8/01/03 at 102                                                   200,000       200,628
                                                                                                      -----------

              Total Other Revenue Bonds                                                                 4,693,258
                                                                                                      -----------

              Total Municipal Bonds (Cost $ 16,371,495)                                                16,915,329
                                                                                                      -----------

Short-Term Investments - at cost approximating value - .2%,
     Federated Pennsylvania Municipal Cash Fund #8                                           34,066        34,066
                                                                                                      -----------

              Total Investments - 100% (Cost $ 16,405,561)                                            $16,949,395
                                                                                                      ===========


See Notes to Financial Statements.

================================================================================
NRM INVESTMENT COMPANY
STATEMENT OF OPERATIONS


================================================================================
--------------------------------------------------------------------------------
Year Ended August 31, 1997
--------------------------------------------------------------------------------

Investment income, interest                                         $1,043,995
                                                                    ----------

Expenses:
     Investment advisory fees                                           10,000
     Custodian fees                                                      8,864
     Transfer and dividend disbursing agent fees                           716
     Legal and professional fees                                        27,138
     Director's fees                                                     4,500
     Insurance                                                           2,100
     Capital stock tax                                                   4,727
     Provision for environmental claims                                 34,000
     Miscellaneous                                                       4,702
                                                                    ----------

                                                                        96,747
                                                                    ----------

             Net investment income                                     947,248
                                                                    ----------

Realized and unrealized gain on investments:
     Net realized gain from investment transactions                    142,091
     Net unrealized appreciation of investments                         35,620
                                                                    ----------

             Net gain on investments                                   177,711
                                                                    ----------

             Net increase in net assets resulting from operations   $1,124,959
                                                                    ==========


See Notes to Financial Statements.

================================================================================
NRM INVESTMENT COMPANY
STATEMENTS OF CHANGES IN NET ASSETS


================================================================================

-------------------------------------------------------------------------------------
Years Ended August 31,                                       1997           1996
-------------------------------------------------------------------------------------
Operations:
     Net investment income                              $    947,248    $    897,820
     Net realized gain from investment
         transactions                                        142,091           2,347
     Net unrealized appreciation (depreciation) of
         investments                                          35,620         (19,611)
                                                        ------------    ------------

             Net increase in net assets resulting
                  from operations                          1,124,959         880,556

Distributions to shareholders, dividends from net
     investment income                                      (972,598)     (1,015,246)

Capital share transactions, net increase from capital
     share transactions                                       15,078              64
                                                        ------------    ------------

             Total increase (decrease) in net assets         167,439        (134,626)

Net assets:
     Beginning of year                                    16,847,165      16,981,791
                                                        ------------    ------------

     End of year                                        $ 17,014,604    $ 16,847,165
                                                        ============    ============

See Notes to Financial Statements.

================================================================================
NRM INVESTMENT COMPANY
FINANCIAL HIGHLIGHTS


================================================================================


------------------------------------------------------------------------------------------------------------------------
Years Ended August 31,                          1997           1996           1995            1994           1993
------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (for a share outstanding
     throughout the indicated year)

Net asset value, beginning of year          $    3.933     $     3.964      $    3.909      $    4.022    $      3.540

Net investment income                             .221            .210            .237            .229            .453

Net realized and unrealized gain (loss)
     on investments                               .041           (.004)           .056           (.115)           .137
                                            ----------     -----------      ----------       ---------      ----------

Total from investment operations                  .262            .206            .293            .114            .590

Less distributions:
     Dividends from net investment income        (.221)          (.210)          (.237)          (.227)          (.108)
     Distribution in excess of net
         investment income                       (.006)          (.027)          (.001)            --              --
                                            ----------     -----------      ----------       ---------      ----------

Total distributions                              (.227)          (.237)          (.238)          (.227)          (.108)
                                            ----------     -----------      ----------       ---------      ----------

Net asset value, end of year                $    3.968     $     3.933      $    3.964       $   3.909      $    4.022
                                            ==========     ===========      ==========       =========      ==========

TOTAL RETURN                                      6.71%           5.11%           7.52%           2.79%          16.69%

RATIOS/SUPPLEMENTAL DATA

Net assets, end of year (in thousands)      $   17,015     $    16,847     $    16,982     $    16,745       $  17,636

Ratio of expenses to average net assets            .57%           1.02%            .37%            .49%          (5.03)%

Ratio of net investment income to average
     net assets                                   5.56%           5.24%           6.08%           5.77%          11.93%

Portfolio turnover rate                          28.98%           6.24%          22.73%          13.56%          40.06%


See Notes to Financial Statements.

==============================================================================

------------------------------------------------------------------------------------------------------------------------
Years Ended August 31,                          1992           1991            1990           1989           1988
------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (for a share outstanding
     throughout the indicated year)

Net asset value, beginning of year         $       3.488      $   3.635   $       3.835   $      3.767   $      3.949


Net investment income                               .265           .059            .157           .278           .284

Net realized and unrealized gain (loss)
     on investments                                 .055           .051           (.065)          .084          (.138)
                                           -------------      ---------   -------------   ------------   ------------

Total from investment operations                    .320           .110            .092           .362           .146

Less distributions:
     Dividends from net investment income          (.265)         (.059)          (.157)         (.278)         (.298)
     Distribution in excess of net
         investment income                         (.003)         (.198)          (.135)         (.016)         (.030)
                                           -------------      ---------   -------------   ------------   ------------

Total distributions                                (.268)         (.257)          (.292)         (.294)         (.328)
                                           -------------      ---------   -------------   ------------   ------------

Net asset value, end of year               $       3.540      $   3.488    $      3.635   $      3.835   $      3.767
                                           =============      =========    ============   ============   ============

TOTAL RETURN                                        9.08%          3.00%           2.69%         10.29%          3.57%

RATIOS/SUPPLEMENTAL DATA

Net assets, end of year (in thousands)     $      15,260      $  15,659    $     16,268    $    17,094    $    16,723

Ratio of expenses to average net assets              .81%          6.04%           3.90%           .52%           .26%

Ratio of net investment income to average
     net assets                                     7.25%          1.54%           4.07%          7.28%          7.41%

Portfolio turnover rate                            64.84%        101.88%          46.10%         18.81%         37.78%


================================================================================
NRM INVESTMENT COMPANY
================================================================================
NOTES TO FINANCIAL STATEMENTS

1

NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Nature of business:
              NRM Investment Company (the Fund) is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

         Valuation of investments:
              Investments in securities (other than debt securities maturing in 60 days or less) traded in the over-the-counter market, and listed securities for which no sale was reported on the last business day of the year, are valued based on prices furnished by a pricing service. This service determines the valuations using a matrix pricing system based on common bond features such as coupon rate, quality and expected maturity dates. Securities for which market quotations are not readily available are valued by the Investment Advisor under the supervision and responsibility of the Fund's Board of Directors. Investments in securities that are traded on a national securities exchange are valued at the closing prices. Short-term investments are valued at amortized cost, which approximates value.

         Investment transactions and related investment income:
              Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses from investment transactions are reported on the basis of identified cost for both financial and federal income tax purposes. Interest income is recorded on the accrual basis for both financial and income tax reporting. In computing investment income, the Fund amortizes premiums over the life of the security, unless said premium is in excess of any call price, in which case the excess is amortized to the earliest call date. Discounts are accreted over the life of the security.

         Transactions with shareholders:
              Fund shares are sold and redeemed at the net asset value. Transactions of these shares are recorded on the trade date. Dividends and distributions are recorded by the Fund on the ex-dividend date.

         Federal income taxes:
              It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute substantially all of its net investment income and realized net gain from investment transactions to its shareholders and, accordingly, no provision has been made for federal income taxes.

================================================================================
NRM INVESTMENT COMPANY
================================================================================
NOTES TO FINANCIAL STATEMENTS




1
NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

         Estimates:
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2
INVESTMENT ADVISOR AND MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

         The Fund has an investment advisory agreement which provides that the Fund will pay to the investment advisor, as compensation for services provided and expenses assumed, a fee at the annual flat rate of $ 10,000. The president of the investment advisor is on the Board of Directors of the Fund.

         Advisory fees for the year ended August 31, 1997 amounted to $ 10,000.


3
COST, PURCHASES AND SALES OF INVESTMENT SECURITIES

         Cost of purchases and proceeds from sales and maturities of investment securities, other than short-term investments, aggregated $ 4,982,734 and $ 4,877,711 respectively, during the year ended August 31, 1997.

         At August 31, 1997, the cost of investment securities owned is the same for financial reporting and federal income tax purposes. Net unrealized appreciation of investment securities is $ 543,834 (aggregate gross unrealized appreciation of $ 608,303 less aggregate unrealized depreciation of $ 64,469).

================================================================================
NRM INVESTMENT COMPANY
================================================================================
NOTES TO FINANCIAL STATEMENTS




4
ENVIRONMENTAL LIABILITY

         The Fund has been identified as a potentially responsible party ("PRP") by the Environmental Protection Agency ("EPA") in remedial activities related to an environmental matter.

         At August 31, 1997, the Fund had accrued $ 145,000 ($ 111,000 as of August 31, 1996) for remediation costs, which represents its share of a settlement offer made to the EPA and a contribution claim against the Fund by another PRP involved in the same matter. The measurement of the accrual is subject to uncertainties, including the difficulty in estimating the extent and remedy of environmental contamination. The Fund's legal counsel confirmed and advised that it is not possible to predict with certainty what the Fund's ultimate liability will be. However, the Fund believes that based on information presently available, the Fund's liability beyond the amount accrued, including the contribution claim, would not be significant.


5
TRANSACTIONS IN CAPITAL STOCK AND COMPONENTS OF NET ASSETS

         Transactions in fund shares were as follows:


                                                                           Years Ended August 31,
                                                                        1997                     1996
                                                              --------------------------------------------------
                                                                 Shares      Amount      Shares      Amount
                                                              --------------------------------------------------


              Additional shares purchased                         3,856    $   15,000          -   $         -
              Issued to shareholders in reinvestment of
                   dividends from net investment income              20            78         20            77
              Redemptions                                             -             -         (3)          (13)
                                                              --------------------------------------------------

              Net increase                                        3,876    $   15,078         17   $        64
                                                              ==================================================

================================================================================
NRM INVESTMENT COMPANY
================================================================================
NOTES TO FINANCIAL STATEMENTS




5
TRANSACTIONS IN CAPITAL STOCK AND COMPONENTS OF NET ASSETS
(CONTINUED)

         The components of net assets at August 31, 1997 and 1996 are as follows:


                                                                                  1997                 1996
                                                                       ------------------------------------------
    Capital shares - par value $ .01 per share, 4,287,547 shares and
         4,283,671 shares issued and outstanding at August 31, 1997 and 1996 (10,000,000 full and fractional shares authorized);
         and capital paid-in                                             $       17,758,522   $       17,769,202
    Accumulated net realized loss on investment transactions                     (1,158,144)          (1,325,994)
    Unrealized appreciation of investments                                          543,834              508,215
    Overdistributed net investment income                                          (129,608)            (104,258)
                                                                        ------------------------------------------

                  Net assets                                             $       17,014,604   $       16,847,165
                                                                        ==========================================


                                     PART C

                                OTHER INFORMATION
                                -----------------

ITEM 24.  Financial Statements and Exhibits:

          (a)  Financial Statements:

               Part A:

               Financial Highlights - ten years
                 ended August 31, 1997

               Part B:


               Report of Independent Auditors
               Statement of Assets and Liabilities at August 31, 1997. Statement of Operations for the year ended August 31, 1997. Statements of Changes in Net Assets for each of the two years in the period ended August 31, 1996 and August 31, 1997.
               Schedule of Investments at August 31, 1997.
               Financial Highlights
               Notes to Financial Statements

               All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

          (b)  Exhibits:

               (1)  (a)  Articles of Incorporation are incorporated by
                         reference to Exhibit 1 of Registrant's
                         Registration Statement on Form N-1, filed November 29, 1979.

                    (b)  Amendment to Articles of Incorporation
                         incorporated by reference to Exhibit 1(b) of Amendment No. 1 to Registrant's Registration Statement on Form N-1, filed June 11, 1980.

               (2)  (c)  Amendment to Articles of Incorporation
                         incorporated by reference to Exhibit 1(c) of Amendment No. 3 to Registrant's Registration Statement on Form N-1, filed December 29, 1981.

                    (a) By-Laws are incorporated by reference to Exhibit 2 of Registrant's Registration Statement on form N-1, filed November 29, 1979.

                    (b)  Amendment to By-Laws incorporated by reference to
                         Exhibit 2(b) of Amendment No. 3 to Registrant's Registration Statement on form N-1, filed December 29, 1981.

                    (c)  Amendment to By-Laws incorporated by reference to
                         Exhibit 2(c) of Amendment No. 4 to Registration Statement on Form N-1, filed December 29, 1982.


                    (d) Amendment to By-Laws of December 11, 1990 incorporated by reference to Exhib it 2(d) of amendment #14 filed January 30, 1991.

               (3)  None.

               (4) Specimen certificate for share of common stock of Registrant is incorporated by reference to Exhibit 4 to Amendment No. 1 to Registrant's Registration Statement on Form N-1, filed June 11, 1980.

               (5)  (a)  Investment Advisory Agreement dated November 30,
                         1992 is incorporated by reference to Exhibit 5 to amendment No. 17 to Registrant's Registration statement on form N-1A filed March 18, 1993.

                    (b) Addendum to advisory agreement dated September 3, 1997 assigning the agreement to Rittenhouse Trust Company, not resulting in a change of actual control on management.

               (6)  Not applicable

               (7)  None.

               (8)  (a)  Custodian Agreement, dated September 8, 1986, is incorporated by reference to Exhibit 8 to Amendment No. 9 to Registrant's Registration Statement on N-1A effective December 30, 1986.

                    (b) Amendment to custodian agreement dated November __, 1994 incorporated by reference to exhibit 8(b) to Registrant's Registration Statement an NIA effective December 30, 1994.

                (9) (a) Administration Agreement dated September 8, 1986, is incorporated by reference to Exhibit 9 to Amendment No. 9 to Registrant's Registration Statement on N-1A effective December 30, 1986.

                    (b) Amendment to Administration Agreement dated March __, 1993, is incorporated by reference to Exhibit 9 to Amendment No. 17 to Registrant's Registration Statement on N-1A effective May 17, 1993.

                    (c) Second amendment to administration or agreement dated November __, 1994 incorporated by reference to exhibit 9(c) to Registrant's Registration Statement on N-1A effective December 30, 1994.

              (10) Opinion and Consent of Counsel filed October 30, 1997 pursuant to Rule 24f-2 as part of Registrant's rule 24f-2 Notice, incorporated by reference.

                    (a)  Consent of Henderson, Wetherill, O'Hey & Horsey.

                    (b)  Consent of Beard & Company, Inc.

              (12)  None.

              (13)  None.

              (14)  None.

              (15)  None.

              (16)  None.

Item  25. Persons  controlled by or Under Common  Control  with
          Registrant.______________________________________________

          Inapplicable.

Item 26.  Number of Holders of Securities
          -------------------------------

          Title of Class            Number of Record Holders
          --------------            as of October 21, 1997
          Common Stock              ----------------------
                                            116

Item 27. Indemnification.

               The response to Item 4 to Part II of the Company's Registration Statement on Form N-1, filed November 23, 1979, is incorporated herein by reference.


Item 28. Business and Other Connections of Investment advisor

               The business of Rittenhouse Trust Company, Inc., is summarized under "Advisory Agreement" in the Prospectus constituting Part I of this Registration Statement, which summary is incorporated herein by reference.


Item 29.  Principal Underwriters

          Not applicable.

Item 30.  Location of Accounts and Records


               Books and other documents required to be maintained by section 31(a) of the 1940 Act and the Rules (17 CFR 270.31a-1 to 31a-3) promulgated thereunder, are maintained by Raymond J. Keefe, 6 St. Albans Avenue, Newtown Square Pennsylvania 19073 except records relating to the custody of the Company's assets and the shareholder records which are maintained by Investors Trust Company, 2201 Ridgewood Road, #180, Wyomissing, PA 19610 and Registrant's articles of incorporation, By-Laws and Minute Books which are maintained by its Secretary, at the Company's principal executive offices, Conestoga Road, Rosemont, Pennsylvania, 19010.

Item 31.  Management Services 2.

          None.

Item 32.  Undertakings.

          Not applicable.

                             NRM INVESTMENT COMPANY


                                Power of Attorney
                                -----------------




     I hereby appoint John H. McCoy and Thomas F. Kilcullen, Jr., and each of them, attorney for me and in my name and on my behalf to sign the registration Statement on Form N-1A of NRM Investment Company and any amendments thereto to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Investment Company Act of 1940, and generally to do and perform all things necessary to be done in that connection.

     I have signed this Power of Attorney on October 6, 1997.


                                                -------------------------------
                                                Francis J. Rainer

                             NRM INVESTMENT COMPANY


                                Power of Attorney
                                -----------------




     I hereby appoint John H. McCoy and Thomas F. Kilcullen, Jr., and each of them, attorney for me and in my name and on my behalf to sign the registration Statement on Form N-1A of NRM Investment Company and any amendments thereto to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Investment Company Act of 1940, and generally to do and perform all things necessary to be done in that connection.

     I have signed this Power of Attorney on October 5, 1997.


                                                -----------------------------
                                                Joseph V. Somers

                             NRM INVESTMENT COMPANY


                                Power of Attorney
                                -----------------




     I hereby appoint John H. McCoy and Thomas F. Kilcullen, Jr., and each of them, attorney for me and in my name and on my behalf to sign the registration Statement on Form N-1A of NRM Investment Company and any amendments thereto to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Investment Company Act of 1940, and generally to do and perform all things necessary to be done in that connection.

     I have signed this Power of Attorney on October 7, 1997.



                                                ------------------------------
                                                George W. Connell

                                   Signatures

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rosemont, Pennsylvania on October 30, 1997


                                   NRM INVESTMENT COMPANY



                                   By:
                                      -------------------------------
                                      John H. McCoy
                                      President


         Pursuant to the requirement of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

         Signature                      Title               Date

                                President (Chief
     ----------------------     Executive Officer)       10/30/97
     John H. McCoy

     ----------------------     Treasurer(Chief
     Thomas F. Kilcullen        Financial and
                                Accounting Officer)
                                and Secretary            10/30/97


         The Post-Effective Amendment No. 22 has also been signed by John H. McCoy, Attorney-In-Fact, on behalf of the following directors on the Date indicated:

                         JOSEPH V. SOMERS
                         FRANCIS J. RAINER
                         GEORGE W. CONNELL


-----------------------                                   10/30/97
John H. McCoy

                                  EXHIBIT INDEX

(1)  (a)  Articles of Incorporation are incorporated
               by reference to Exhibit A of Registrant's
               Registration Statement on Form N-1, filed
               November 29, 1979

     (b) Amendment to Articles of Incorporation incorporated by reference to Exhibit 1(b) of Amendment No. 1 to Registrant's Registration Statement on Form
               N-1, filed June 11, 1980

     (c) Amendment to Articles of Incorporation incorporated by reference to Exhibit 1(c) of Amendment No. 3 to Registrant's Registration Statement on Form
               N-1, filed December 29, 1981

(2) (a) By-Laws are incorporated by reference to Exhibit 2 of Registrant's Registration Statement on Form N-1, filed November 29, 1979

     (b)  Amendment to By-Laws incorporated by reference to
               Exhibit 2(b) of Amendment No. 3 to Registrant's
               Registration Statement on Form N-1, filed
               December 29, 1981

     (c)  Amendment to By-Laws incorporated by reference to
               Exhibit 2(c) of Amendment No. 4 to
               Registration Statement on Form N-1, filed
               December 29, 1983

     (d) Amendment to By-Laws of December 11, 1990 incorporated by reference to Exhibit 2(d) of Amendment No. 14 filed January 30, 1991.

(3)  None

(4)  Specimen certificate for share of common  stock of
               Registrant is incorporated by reference to
               Exhibit 4 to Amendment No. 1 to Registrant's
               Registration Statement on Form N-1, filed
               June 11, 1980.

(5)  (a)  Investment  Advisory  Agreement dated November 30, 1992 is incorporated by reference to Exhibit 5 of Amendment No. 17 filed March 18, 1993.

     (b)  Addendum to advisory agreement dated September 3, 1997.

(6)  Not applicable

(7)  None


(8)  (a)  Custodian Agreement, dated September 8, 1986, is
               incorporated by reference to Exhibit 8 to Amendment No. 9 to Registrant's Registration Statement on N-1A effective December 30, 1986.

     (b)  Amendment to Custodian Agreement, dated
               November , 1994 is incorporated by reference to Exhibit 8(b) to Amendment No. 19 to
               Registrant's Registration Statement effective
               December 30, 1994.

(9)  (a)  Administration Agency  Agreement,  dated September 8, 1986, is incorporated by reference to Exhibit 9 to Amendment No. 9 to Registrant's Registration
               Statement on N-1A effective December 30, 1986.

      (b) Amendment to Administration Agreement, dated March __, 1993 is incorporated by reference to Exhibit 9b to Amendment No. 17 Registrant's Registration
               Statement on N-1A filed March 18, 1993.

      (c) Amendment to Administration Agreement, dated November__, 1994 is incorporated by reference to Exhibit 9(c) to Amendment No. 19 to Registrant's
               Registration Statement effective December 30, 1994.


(10)  Opinion of Counsel, pursuant to Registrant's Rule 24f-2
               Notice is incorporated by reference.

(11) (a)  Consent of Henderson, Wetherill, O'Hey & Horsey.

     (b)  Consent of Beard & Company, Inc.

(12) None

(13) None

(14) None

(15) None

(16) None